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SEC FILE NUMBER
8-31114

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: TCW Brokerage Services

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

865 S. Figueroa Street, Suite 1800
(No. and Street)

Los Angeles (City) California (State) 90017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Johnson P. So (213) 244-0638
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

350 South Grand Avenue (Address) Los Angeles (City) California (State) 90071-3462 (Zip Code)

PROCESSED
MAR 1 4 2007
THOMSON FINANCIAL

SEC MAIL PROCESSING RECEIVED FEB 2 6 2007 WASH. DC SECTION

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

KA 3/14

OATH OR AFFIRMATION

I, Johnson P. So, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to TCW Brokerage Services (the "Company") as of and for the year ended December 31, 2006 are true and correct. I further affirm that neither the Company nor any stockholder, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Johnson So

Signature

Vice President

Title

STATE OF CALIFORNIA } ss.
COUNTY OF LOS ANGELES

RACHEAL PERRY
Commission # 1515185
Notary Public - California
Los Angeles County
My Comm. Expires Sep 24, 2008

Subscribed and sworn to (or affirmed) before me on this 23rd day of February, 2007.

Racheal Perry

Notary Public

This report** contains (check all applicable boxes):

(x)		Independent Auditors' Report
(x)	(a)	Facing page
(x)	(b)	Statement of Financial Condition
(x)	(c)	Statement of Income
(x)	(d)	Statement of Cash Flows
(x)	(e)	Statement of Changes in Stockholder's Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable)
(x)		Notes to Financial Statements
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (exempt from requirements see footnote #3 to the financial statements).
(x)	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant Rule 15c3-3 under the Securities Exchange Act of 1934 (exempt from requirements see footnote #3 to the financial statements).
(x)	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 (included in item (g)) and the Computation for Determination of the Reserve Requirements under Rule 15c3-3
( )	(k)	A Reconciliation between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable)
(x)	(1)	An Oath or Affirmation
( )	(m)	A copy of the SIPC Supplemental Report (not required)
(x)	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control)

** For condition of confidential treatment of certain portions of this filing, see Section 240.17a-59e)(3).

TCW BROKERAGE SERVICES
(SEC. I.D. No. 8-31114)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE FOR THE YEAR ENDED DECEMBER 31, 2006 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholder
TCW Brokerage Services:

We have audited the following financial statements of TCW Brokerage Services, a wholly owned subsidiary of TCW Group, Inc., (the "Company") for the year ended December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of TCW Brokerage Services at December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 of TCW Brokerage Services as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 22, 2007

TCW BROKERAGE SERVICES

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Cash and cash equivalents (Note 2)	$ 4,104,530
Distribution fees receivable (Note 2)	635,645
Other receivable	150,000
Prepaid expenses	47,350
TOTAL ASSETS	$ 4,937,525

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Distribution fees payable (Note 4)	$ 635,645
Due to Parent (Note 4)	62,041
Other accrued expenses	28,054
Total Liabilities	725,740
Shareholder's equity:	
Common stock, no par value; 1,000,000 shares authorized; 10,000 shares issued and outstanding	10,000
Additional paid-in capital	64,000
Retained earnings	4,137,785
Total Shareholder's Equity	4,211,785
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 4,937,525

See accompanying notes to financial statements.

TCW BROKERAGE SERVICES

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES

Distribution fees revenue (Note 2)	$ 2,426,963
Fee income (Note 2)	150,000
Dividend income	181,652
Realized gain on investment	25,651
Total Revenues	2,784,266

EXPENSES

Distribution fees expense (Note 2)	2,426,963
Regulatory expense	75,697
Professional fees and other expenses	104,939
Total Expenses	2,607,599
Income before Income Taxes	176,667
Provision for Income Taxes (Note 2)	(71,628)
Net Income	$ 105,039

See accompanying notes to financial statements.

TCW BROKERAGE SERVICES

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock		Additional		
	No. of Shares	Amount	Paid-In Capital	Retained Earnings	Total
Balances at January 1, 2006	10,000	$10,000	$64,000	$4,032,746	$4,106,746
Net income				105,039	105,039
Balances at December 31, 2006	10,000	$10,000	$64,000	$4,137,785	$4,211,785

See accompanying notes to financial statements.

TCW BROKERAGE SERVICES

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ 105,039
Adjustments to reconcile net income to net cash provided by operating activities:		
Gain on investments	$ (25,651)	
Changes in assets and liabilities:		
Prepaid expenses	(3,420)	
Distribution fees receivable	(635,645)	
Other receivable	28,748	
Due to/from parent	(783,509)	
Distribution fees payable	635,645	
Other accrued expenses	16,327	
Total adjustments		(767,505)
Net Cash Used by Operating Activities		(662,466)
CASH FLOWS FROM INVESTING ACTIVITIES -		
Proceeds from sale of investment securities		$ 211,886
NET INCREASE IN CASH AND CASH EQUIVALENTS		(450,580)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		4,555,110
CASH AND CASH EQUIVALENTS AT END OF YEAR		$4,104,530
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash Paid during the year for:		
Income Taxes		$ 855,137

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

NOTE 1 - ORGANIZATION

Organization - TCW Brokerage Services (the "Company") is a wholly owned subsidiary of The TCW Group, Inc. (the "Parent"), and is a registered broker/dealer and a member of the National Association of Securities Dealers, Inc. The Parent is an indirect subsidiary of Société Générale, S.A. The Company serves as national distributor of capital shares of a family of funds for which an affiliate serves as the investment adviser. In addition, the Company acts as a placement agent for private placement limited partnerships that are managed by an affiliate of the Company.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Cash and Cash Equivalents - The Company considers all investments that have original maturities of three months or less to be cash equivalents. At December 31, 2006, cash and cash equivalents consist of investments in demand deposits with a bank and a money market mutual fund for which the investment adviser of the fund is an affiliate of the Company.

Securities Transactions - Securities transactions are recorded on a trade-date basis.

Investments - Investments are recorded at estimated fair value, with unrealized gains and losses recognized in the statement of operations.

Fee Income - The Company receives revenues primarily from investment entities, which are managed by affiliated investment advisers. The Company acts as a structuring agent for its affiliated investment advisers.

Distribution Fees Revenue - The company is an affiliate of TCW Investment Management Company (the "Adviser") which serves as the investment adviser to TCW Funds, Inc. (the "Funds"). The company serves as the non-exclusive distributor of each class of the Funds' shares. The Funds have a distribution plan pursuant to Rule 12b-1 under the 1940 Act with respect to the N Class and K Class shares of each fund. Under the terms of the plan, the Company receives distribution and administrative services fee from the Funds. In general, these fees are received from the Funds within ten business days after month-end. The Company expects to use all of these fees to compensate and reimburse the Adviser who pays the retirement plan service providers, brokers, financial advisers and other financial intermediaries for providing administrative services to their customers.

Income Taxes - The Company files a consolidated federal income tax return and a combined state income tax return with the Parent. The Parent's policy is to allocate income tax expense to each subsidiary based upon the subsidiary's pre-tax income included in the computation of the Parent's consolidated income tax provision. The details of deferred tax expenses or benefits are recognized in the financial statements of the Parent and are allocated to the Company based on the temporary differences between the tax and the book basis of the Company's assets and liabilities that give rise to deferred taxes.

Use of Estimates - The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements - In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes -- an interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a Company's financial statements in accordance with Statement of Financial Accounting Standards 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for the Company for the fiscal year beginning after December 15, 2006. The Company is in the process of evaluating the impact of adopting FIN 48 on the Company's financial statements.

NOTE 3 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital, as defined, and may not permit its aggregate indebtedness, as defined, to exceed 15 times its net capital (and the rules of various regulatory agencies also provide that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, the Company had net capital of $3,298,808, which was $3,250,426 in excess of its required net capital of $48,382. The Company's ratio of aggregate indebtedness to net capital was 0.22 to 1.

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such Rule) under the Securities Exchange Act of 1934 because it carries no customer accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer and does not otherwise hold funds or securities of customers. Because of such exemption, the Company is not required to prepare the Computation of Reserve Requirements for Brokers or Dealers under Rule 15c3-3.

NOTE 4 – RELATED PARTIES

The Due to Parent balance of $62,041 at December 31, 2006 represents the allocation of tax liabilities from the Parent. The Due to Parent balance is non-interest bearing and is expected to be paid within the next twelve months. The distribution fees payable represents Rule 12b-1 distribution fees payable to the Advisor.

TCW BROKERAGE SERVICES

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2006

NET CAPITAL -		
Total Stockholder's Equity from Statement of Financial Condition		$4,211,785
DEDUCTIONS AND/OR CHARGES:		
Nonallowable assets:		
Prepaid expenses	$ 47,350	
Receivables	785,645	
Total deductions and/or charges		832,995
Net Capital before haircuts on securities positions		3,378,790
Haircuts on securities:		
Money market fund	79,982	
Total haircuts		79,982
NET CAPITAL		$3,298,808
TOTAL AGGREGATE INDEBTEDNESS		$ 725,740
MINIMUM NET CAPITAL REQUIRED (Greater of 6-2/3% of aggregate indebtedness or $25,000)		$ 48,382
EXCESS NET CAPITAL		$3,250,426
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.22 to 1

Note: No significant differences were noted between the above computation of net capital and the Company's corresponding Form X-17A-5, Part IIA as of December 31, 2006.

Deloitte.

Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

February 22, 2007

To the Board of Directors and Shareholders of
TCW Brokerage Services:

In planning and performing our audit of the financial statements of TCW Brokerage Services (the "Company") as of for the year ended December 31, 2006 (on which we issued our report dated February 22, 2007), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END